Exhibit 34.1	Attestation Report of Compliance with Servicing Criteria of KPMG LLP, on behalf of General Electric Capital Corporation

Report of Independent Registered Public Accounting Firm

The Board of Directors
General Electric Capital Corporation’s Commercial Financial Services Division:

We have examined the compliance of General Electric Capital Corporation (the Company) with the servicing criteria set forth in Item 1122(d) of the Securities and Exchange Commission’s Regulation AB for GE Equipment Midticket LLC, Series 2006-1 and Series 2007-1 (the Platform), except for servicing criteria 1122(d)(1)(iii), 1122(d)(1)(iv), 1122(d)(2)(vi), 1122(d)(4)(x), 1122(d)(4)(xi), 1122(d)(4)(xii) and 1122(d)(4)(xiii), which the Company has determined are not applicable to the activities it performs with respect to the Platform, as of and for the twelve months ended December 31, 2007. Servicing criterion 1122(d)(3)(ii) is applicable to the activities the Company performs with respect to the Platform only as it relates to the Company’s obligation to allocate the amounts due to investors in accordance with timeframes, distribution priority and such other terms as set forth in the transaction agreements. With respect to applicable servicing criterion 1122(d)(2)(iii), Management’s Assertion of Compliance indicates that there were no activities performed during the twelve months ended December 31, 2007 with respect to the Platform, because there were no occurrences of events that would require the Company to perform such activities.  Management is responsible for the Company’s compliance with those servicing criteria. Our responsibility is to express an opinion on the Company’s compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Company’s compliance with the servicing criteria specified above and performing such other procedures as we considered necessary in the circumstances. Our examination included testing selected asset-backed transactions and securities that comprise the Platform, testing selected servicing activities related to the Platform, and determining whether the Company processed those selected transactions and performed those selected activities in compliance with the servicing criteria. Furthermore, our procedures were limited to the selected transactions and servicing activities performed by the Company during the period covered by this report. Our procedures were not designed to determine whether errors may have occurred either prior to or subsequent to our tests that may have affected the balances or amounts calculated or reported by the Company during the period covered by this report for the selected transactions or any other transactions. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company’s compliance with the servicing criteria.

As described in the Management’s Assertion of Compliance, for servicing criteria 1122(d)(2)(i), 1122(d)(2)(vii)(A)-(B), 1122(d)(2)(vii)(D), 1122(d)(4)(ii), 1122(d)(4)(iv) and 1122(d)(4)(viii), the Company has engaged various vendors to perform the activities required by these servicing criteria. The Company has determined that none of these vendors is considered a “servicer” as defined in Item 1101(j) of Regulation AB, and the Company has elected to take responsibility for assessing compliance with the servicing criteria applicable to each vendor as permitted by Interpretation 17.06 of the SEC Division of Corporation Finance Manual of Publicly Available Telephone Interpretations (“Interpretation 17.06”). As permitted by Interpretation 17.06, the Company has asserted that it has policies and procedures in place designed to provide reasonable assurance that the vendors’ activities comply in all material respects with the servicing criteria applicable to each vendor. The Company is solely responsible for determining that it meets the SEC requirements to apply Interpretation 17.06 for the vendors and related criteria as described in its assertion, and we performed no procedures with respect to the Company’s eligibility to apply Interpretation 17.06.

Our examination disclosed the following material noncompliance with servicing criteria 1122(d)(1)(ii), 1122(d)(2)(vii) and 1122(d)(3)(iii) applicable to the Company as of and for the twelve months ended December 31, 2007:

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With respect to servicing criterion 1122(d)(1)(ii), our examination disclosed the following material deficiencies in management’s policies and procedures designed to provide reasonable assurance that the vendor’s activities complied in all material respects with servicing criterion 1122(d)(2)(vii)(B) during the twelve months ended December 31, 2007. With respect to servicing criterion 1122(d)(2)(vii)(B), policies and procedures were not in place to provide reasonable assurance that the vendor prepared reconciliations within 30 calendar days after the bank statement cutoff date.

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With respect to servicing criterion 1122(d)(2)(vii), for certain custodial bank accounts and related bank clearing accounts, reconciliations were not prepared within 30 calendar days after the bank statement cutoff date.  Additionally, with respect to certain trust reserve accounts, the reconciliations were not reviewed and approved by someone other than the person who prepared the reconciliation.

•	With respect to servicing criterion 1122(d)(3)(iii), certain disbursements made to an investor were not posted within two business days to the servicer’s investor records.

In our opinion, except for the instances of material noncompliance described above, the Company complied, in all material respects, with the aforementioned servicing criteria including servicing criteria 1122(d)(2)(i), 1122(d)(2)(vii)(A)-(B), 1122(d)(2)(vii)(D), 1122(d)(4)(ii), 1122(d)(4)(iv) and 1122(d)(4)(viii) for which compliance is determined based on Interpretation 17.06 as described above, as of and for the twelve months ended December 31, 2007.

(Signed) KPMG LLP

Chicago, Illinois
March 20, 2008